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2008

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue	NE	68005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber — (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

233 South Wacker Drive #1700	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade Clearing, Inc. as of September 30, 2008, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Name

Chief Financial Officer

Title

GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STATEMENT OF FINANCIAL CONDITION

TD AMERITRADE Clearing, Inc.
(A Wholly Owned Subsidiary of TD AMERITRADE
Holding Corporation)
SEC File Number: 8-16335
September 30, 2008
With Report of Independent Registered Public Accounting
Firm

0811-1007793

TD AMERITRADE Clearing, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 30, 2008

Contents

0811-1007793

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD AMERITRADE Clearing, Inc.

We have audited the accompanying statement of financial condition of TD AMERITRADE Clearing, Inc. (the Company) as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD AMERITRADE Clearing, Inc. at September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
November 25, 2008

TD AMERITRADE Clearing, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 30, 2008
(In Thousands, Except Share and Per Share Amounts)

Assets	
Cash and cash equivalents	$ 280,539
Short-term investments	248,262
Cash and investments segregated in compliance with federal regulations	260,000
Securities borrowed	3,703,360
Receivable from brokers, dealers, and clearing organizations	473,609
Receivable from clients – net of allowance for doubtful accounts of $20,264	6,918,017
Receivable from affiliates	167,252
Other receivables – net of allowance for doubtful accounts of $1,789	68,453
Securities owned, at fair value	55,606
Other assets	1,403
Deferred income taxes, net	26,838
Total assets	$ 12,203,339
Liabilities and stockholder's equity	
Liabilities:	
Securities loaned	$ 5,685,133
Payable to brokers, dealers, and clearing organizations	69,593
Payable to clients	5,033,601
Accounts payable and accrued liabilities	84,034
Payable to affiliates	23,359
Note payable to affiliate	200,000
Securities sold, not yet purchased, at fair value	12,464
Total liabilities	11,108,184
Stockholder's equity:	
Common stock, $10 par value, 20,000 shares authorized; 9,947 shares issued and outstanding	99
Additional paid-in capital	507,840
Retained earnings	587,216
Total stockholder's equity	1,095,155
Total liabilities and stockholder's equity	$ 12,203,339

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

TD AMERITRADE Clearing, Inc. (the Company) is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent).

Nature of Operations

The Company is a securities broker-dealer that provides trade execution and clearing services to TD AMERITRADE, Inc. (TDA Inc.), a wholly owned subsidiary of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal regulations.

Cash and Investments Segregated in Compliance with Federal Regulations

Cash and investments segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Exchange Act) and other regulations.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from and the brokerage interest payable to broker-dealers are included in other receivables and in accounts payable and accrued liabilities, respectively, on the statement of financial condition.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value.

Securities Transactions

Client securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and, where applicable, quoted market prices.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Uncertain tax positions are recognized to the extent they satisfy the criteria under Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning October 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

3. Short-Term Investments

As of September 30, 2008, the Company had holdings with a fair value of approximately $394.9 million in the Primary Fund, a money market mutual fund managed by The Reserve, an independent mutual fund company. In September 2008, the net asset value of the Primary Fund declined below $1.00 per share and the fund announced it was liquidating under the supervision of the SEC. In order to facilitate an orderly liquidation, the SEC allowed the fund to suspend redemptions until the fund could liquidate portfolio securities without further impairing the net asset value. The Reserve later announced that it expected to complete a partial redemption of the Primary Fund during October 2008. As of September 30, 2008, the Company classified approximately $146.6 million of its Primary Fund holdings as cash and cash equivalents, based on its estimated share of the partial redemption. The remaining $248.3 million of the Company's Primary Fund holdings was reclassified to short-term investments, due to uncertainty as to whether these holdings could be converted to cash within three months. The Company recorded an impairment loss of $5.8 million during fiscal 2008 related to the Company's holdings in the Primary Fund.

On October 27, 2008, the Company sold 305 million shares of the Company's holdings in the Primary Fund to TD AMERITRADE Online Holdings Corp., a subsidiary of the Parent, for $300.6 million.

On October 31, 2008, The Reserve processed a partial redemption of the Primary Fund. The Parent allocated the redemption such that the Company's remaining $94.3 million of Primary Fund holdings were fully redeemed at their carrying value.

4. Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following (in thousands):

Receivable:	
Securities failed to deliver	$ 26,841
Clearing organizations	413,158
Other broker-dealer receivables	33,610
Total	$ 473,609
Payable:	
Securities failed to receive	$ 38,947
Clearing organizations	22,418
Other broker-dealer payables	8,228
Total	$ 69,593

5. Income Taxes

As of September 30, 2008, temporary differences between the statement of financial condition carrying amounts and tax bases of assets and liabilities arise from allowance for doubtful accounts, stock-based compensation, unrealized investment losses, the federal impact of state uncertain tax positions, prepaid expenses and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2008 (in thousands):

Deferred tax assets	$ 27,055
Deferred tax liabilities	(217)
Net deferred tax assets	$ 26,838

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or the end of fiscal 2008, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

5. Income Taxes (continued)

Effective October 1, 2007, the Company adopted FIN 48. The cumulative effect of adopting FIN 48 was a $16.3 million reduction to the beginning balance of retained earnings as of October 1, 2007. The total amount of gross unrecognized tax benefits as of October 1, 2007 was $30.7 million ($20.0 million net of the federal benefit on state matters).

A reconciliation of the activity related to unrecognized tax benefits follows (in thousands):

Balance as of October 1, 2007	$	30,731
Additions based on tax positions related to the current year		10,522
Balance as of September 30, 2008	$	41,253

The balance of unrecognized tax benefits as of September 30, 2008, was $41.3 million ($26.8 million net of the federal benefit on state matters). The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2005 through 2007 remain open under the statute of limitations and are subject to examination. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. The Company does not expect that the gross unrecognized tax benefits for tax positions as of September 30, 2008 will significantly increase or decrease within the next twelve months.

As of October 1, 2007, accrued interest and penalties related to unrecognized tax benefits was $4.1 million. As of September 30, 2008, accrued interest and penalties included in current income taxes payable was $7.4 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $1.5 million or 2% of aggregate debit balances arising from client transactions, as defined. At September 30, 2008, the Company had net capital of $836.5 million, which was $679.0 million in excess of the required net capital of $157.5 million. The Company's ratio of net capital to aggregate debit items was approximately 10.63%. Under the alternate method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar net capital requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company leases computer and office equipment and facilities on a month-to-month basis through an affiliated company.

8. Commitments and Contingencies (continued)

Borrowing Arrangements

The Company had access to uncommitted credit facilities with financial institutions of up to $780 million as of September 30, 2008. The financial institutions may make loans under the credit facilities or, in some cases, issue letters of credit under these facilities. The credit facilities may require the Company to pledge client securities to secure outstanding obligations under these facilities. The Company had access to an unsecured uncommitted credit facility of $150 million as of September 30, 2008, with no borrowings outstanding as of September 30, 2008. The Company had access to secured uncommitted credit facilities of up to $630 million as of September 30, 2008, with no borrowings outstanding under these facilities as of September 30, 2008. The Company is generally required to pledge client securities to secure letters of credit. No letters of credit were outstanding as of September 30, 2008.

The Company's common stock has been pledged as collateral on the Parent's senior credit facilities. Covenants under the Parent's senior credit facilities limit the Parent's broker-dealer subsidiaries, including the Company, to an aggregate outstanding principal balance of $1 billion in borrowings on uncommitted lines of credit, excluding securities lending.

See Note 9 for discussion of an intercompany loan agreement with an affiliate.

Legal

The Company is subject to lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management believes the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome of these matters.

8. Commitments and Contingencies (continued)

Regulatory Matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include the Company's client activities involving the execution, settlement and financing of various client securities transactions. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes and clears client transactions involving the sale of securities not yet purchased (short sales). Such margin-related transactions may expose the Company to credit risk in the event a client's assets are not sufficient to fully cover losses that the client may incur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments in the client's account at prevailing market prices in order to fulfill the client's obligations.

8. Commitments and Contingencies (continued)

The Company seeks to mitigate the risks associated with its client securities activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral, or to reduce positions, when necessary.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation (OCC).

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and requiring collateral to be returned by the counterparties when necessary, and by participating in a risk-sharing program offered through the OCC. As of September 30, 2008, approximately $2.1 billion of the receivables for securities borrowed were receivable from the OCC through their risk-sharing program, representing approximately 58% of the balance of securities borrowed on the statement of financial condition. The OCC's most recent Standard and Poor's credit rating is AAA.

As of September 30, 2008, client excess margin securities of approximately $9.5 billion and stock borrowings of approximately $3.7 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned approximately $5.7 billion and repledged approximately $1.5 billion of that collateral as of September 30, 2008.

8. Commitments and Contingencies (continued)

The Company is a member of and provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted to the clearinghouse as collateral. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

9. Related-Party Transactions

Clearing Agreement

The Company earns clearing fees from TDA Inc. The Company rebates a portion of transaction fee, net interest, and other revenues to TDA Inc. pursuant to the revenue sharing provisions of a clearing agreement.

Note Payable to Affiliate

The Company borrowed $200 million from TDA Inc. on September 29, 2008 under an unsecured intercompany loan agreement. The Company used the proceeds to increase its liquidity due to the suspension of redemptions of its holdings in The Reserve Primary Fund. The loan was scheduled to mature on December 30, 2008. The interest rate under the intercompany loan is equal to the Federal Reserve funds rate published on September 29, 2008, plus 1%. At September 30, 2008 the interest rate was 3%. On October 29, 2008, the Company repaid the entire $200 million intercompany loan, plus accrued interest to TDA Inc.

9. Related-Party Transactions (continued)

Money Market Deposit Account Agreement

The Toronto-Dominion Bank (TD) is an affiliate of the Parent, owning approximately 39.9% of the Parent's voting common stock as of September 30, 2008. The Company and TDA Inc., are party to a money market deposit account (MMDA) agreement with TD Bank USA, N.A. (TD Bank USA) and TD, which was entered into on January 24, 2006, in connection with the Parent's acquisition of TD Waterhouse Group, Inc. Under the MMDA agreement, TD Bank USA makes available to clients of TDA Inc. money market deposit accounts as designated sweep vehicles. TDA Inc. provides marketing and support services with respect to the money market deposit accounts and the Company acts as an agent for clients of TDA Inc. and as recordkeeper for TD Bank USA, in each case with respect to the money market deposit accounts. In exchange for providing these services, TD Bank USA pays TDA Inc. and the Company collectively a fee based on the yield earned by TD Bank USA on the client MMDA assets (including any gains or losses from sales of investments), less the actual interest paid to clients, actual interest cost incurred on borrowings, a flat fee to TD Bank USA of 25 basis points and the cost of FDIC insurance premiums.

Effective July 1, 2008, TDA Inc. and the Company entered into an amendment to the MMDA agreement with TD Bank USA and TD. The amended agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two year's prior written notice. The amendment provides that, from time to time, TDA Inc. may recommend amounts and maturity dates for "notional investments" in the MMDA portfolio, subject to the approval of TD Bank USA. For the notional investment portion of the MMDA portfolio, the fee earned by TDA Inc. and the Company collectively is based on prevailing fixed rates for identical balances and maturities in the interest rate swap market at the time the notional investments are added to the MMDA portfolio. For the portion of the MMDA portfolio not consisting of notional investments, the fee earned by TDA Inc. and the Company collectively continues to be based on the yield earned by TDA Bank USA (including any gains or losses from sales of investments). TD Bank USA invests the swept client cash primarily in fixed-income securities backed by Canadian government guarantees, which are highly rated securities.

9. Related-Party Transactions (continued)

In the event the fee computation results in a negative amount, TDA Inc. and the Company must pay TD Bank USA the negative amount. This effectively results in TDA Inc. and the Company guaranteeing TD Bank USA revenue of 25 basis points on the MMDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the MMDA agreement is affected by many variables, including the type, duration, credit quality, principal balance and yield of the investment portfolio at TD Bank USA, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative MMDA fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the statement of financial condition for the MMDA agreement.

Cash Management Services Agreement

Pursuant to a Cash Management Services Agreement, TD Bank USA provides cash management services to clients of TDA Inc. and the Company. In exchange for such services, the Company pays TD Bank USA service-based fees agreed upon by the parties. The cash management services agreement will continue in effect for as long as the MMDA agreement remains in effect, provided that it may be terminated by TDA Inc. without cause upon 60 days prior written notice to TD Bank USA.

Other Related-Party Transactions

The Company served as a transfer agent to several mutual funds managed by an affiliated investment advisor.

TD Options LLC, a subsidiary of TD, pays the Company the amount of exchange-sponsored payment for order flow that it receives for routing TDA Inc. client orders to the exchanges.

Receivables from and payables to TD resulting from client cash sweep activity are generally settled in cash the next business day. Other receivables from and payables to affiliates resulting from the related-party transactions described above are generally settled in cash on a monthly basis.

9. Related-Party Transactions (continued)

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Accounts payable and accrued liabilities includes $0.1 million of income taxes payable to the Parent as of September 30, 2008.

END